AUTHORIZATION



I hereby authorize Donna Belanger, Wendy Cassity, Justine Bensussen, or any one of them, to sign and file on my behalf anyand all forms required by the Securities and Exchange Commission pursuantto Section
16 of the Securities Exchange Act of 1934 (the "Exchange Act") relating to the reporting of beneficial ownership ofequity securities of Nuance Communications, Inc. (the "Company"), and ofchanges in such beneficial ownership, together with any and all amendmentsthereto. This Authorization shall be effective on and after the dateset forth below and shall continue in effect until I am no longer requiredto file such Forms, unless earlier revoked by me in writing.

I acknowledge that the persons authorized hereunder are not assuming, nor is the Company assuming, any of my responsibilities to comply with
Section 16 of the Exchange Act.



Dated as of the 20th day of August, 2019.




/s/Thomas L Beaudoin
By:Thomas L Beaudoin